Vadim Avdeychik
(212)318-6054
vadimavdeychik@paulhastings.com

July 1, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”)

File No.:  811-23157

Dear Ms. Dubey:

This letter responds to your additional comments communicated to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2016 (SEC Accession No. 0001104659-16-121332), for the purpose of reorganizing each of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., and Brookfield High Income Fund Inc. (each a “Fund” and collectively, the “Funds”) into Brookfield Real Assets Income Fund Inc. (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: With respect to the Performance Table on page 93, please add disclosure to state that performance information is shown net of all Target Fund expenses.

Response: The Registrant has added the necessary disclosure.

Comment 2: For purposes of Rule 35d-1 80% Policy, please confirm that the Registrant will use market value of derivatives when testing compliance with the 80% Policy.

Response: The Registrant confirms that it will use market value of derivatives when determining compliance with Rule 35d-1’s 80% Policy.

To the extent the SEC or its Staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance.

Comment 3: Please confirm that the use of “tied to” when defining Real Estate, Infrastructure and Natural Resources Securities has been removed, in each place where applicable.

Response: Confirmed.

Comment 4: Please add disclosure explaining that predominantly supported by real estate assets means that at least 50% of such security is supported by real estate assets.

Response: The Registrant confirms that it has added the necessary disclosure.

Comment 5: With respect to the Registrant’s concentration policy, please revise the language to refer to “total assets” instead of Managed Assets.

Response: The Registrant confirms that it has revised the language to refer to total assets.

Comment 6: On page 114 of the Registration Statement, please add disclosure confirming that “votes entitled to be cast on the matter” means votes of all holders of outstanding stock.

Response: The Registrant confirms that it has added the relevant disclosure.

Comment 7: Please explain the Combined Fund’s concentration policy.

Response: The Registrant respectfully submits that, under normal market conditions, it will invest more than 25% of its total assets in the real estate industry. For purposes of this limitation, obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities will not be considered members of any industry. Furthermore, the Registrant will add disclosure noting that it will also invest in a variety of industries related to real assets.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP
cc: Michael R. Rosella